Exhibit 99.1

Challenger Energy Corp.

Consolidated Balance Sheet

($CDN)

	June 30, 2006	December 31, 2005
	(unaudited)	(audited)
ASSETS
Current
Cash and cash equivalents	8,384,280	1,147,876
Accounts receivable	132,564	53,636
	8,516,844	1,201,512

Petroleum and natural gas properties (Note 2)	10,610,163	540,424
	19,127,007	1,741,936

LIABILITIES
Current
Accounts payable and accruals	141,050	144,975
	141,050	144,975

Asset retirement obligation	3,115	2,981
	144,165	147,956

Shareholders’ Equity
Share capital (Note 3)	16,704,458	2,019,750
Warrants (Note 3)	3,418,181	104,063
Contributed surplus (Note 4)	744,077	19,939
Deficit	(1,883,874)	(549,772)
	18,982,842	1,593,980
Related party transactions (Note 7)
Commitments and contingencies (Note 8)
Subsequent events (Note 9)
	19,127,007	1,741,936

Approved on behalf of the Board of Directors:

“Greg Noval” (signed)
Greg Noval

“Neil MacKenzie” (signed)
Neil McKenzie

The accompanying notes are an integral part of these financial statements

Challenger Energy Corp.

Consolidated Statement of (Loss) and Deficit

($CDN)

(unaudited)

	For the 3 months ended June 30, 2006	For the 6 months ended June 30, 2006
Revenue
Oil and natural gas sales	$34,126	$94,289
Royalties net of royalty tax credit	(10,806)	(23,348)
Net Production Revenue	23,320	70,941
Interest on deposits	139,572	212,268
	162,892	283,209

Expense
Professional fees	179,811	229,409
Stock based compensation	330,971	731,575
Office and administration	179,743	230,171
Listing fees	3,740	11,793
Depletion, depreciation and accretion	28,030	54,486
Production and operating costs	4,209	7,159
Miscellaneous	263	817
	726,767	1,265,410

Net loss from operations	(563,875)	(982,201)
Foreign exchange gain (loss)	(551,283)	(351,901)
Net loss for the period (Note 1)	(1,115,158)	(1,334,102)

Deficit at beginning of period	(768,716)	(549,772)
Deficit at end of period	$(1,883,874)	$(1,883,874)

Loss per share (Note 6)	$(0.04)	$(0.04)

The accompanying notes are an integral part of these financial statements

	For the 3 months ended June 30, 2006	For The 6 months ended June 30, 2006

Cash provided by (used for) the following:
Operating
Net earnings (loss)	(1,115,158)	(1,334,102)
Items not involved in cash for operations
Foreign exchange loss	551,283	351,901
Depletion, depreciation and accretion	28,030	54,486
Stock-based compensation	330,971	731,575
Change in non cash working capital	(157,679)	(82,852)
	(362,553)	(278,992)

Financing
Issue of Common Shares (net of issue costs)	—	17,991,388

Investing
Acquisition of petroleum and natural gas assets	(10,059,871)	(10,124,091)

Increase (decrease) in cash and cash equivalents	(10,422,424)	7,588,305
Foreign exchange loss	(551,283)	(351,901)
	(10,973,707)	7,236,404
Cash and Cash Equivalents at Beginning of Period	19,357,987	1,147,876
Cash and Cash Equivalents at End of Period	8,384,280	8,384,280

The accompanying notes are an integral part of these financial statements

1.              Significant Accounting Policies

The interim financial statements of Challenger Energy Corp. (“the Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2005 except that the Company has began preparing consolidated financial statements due to the incorporation of a wholly owned subsidiary Challenger Energy Trinidad and Tobago Ltd.  These accounts include the accounts of the Company and its wholly owned subsidiary.  All intercompany accounts have been eliminated.  In addition, the Company began transactions in foreign currencies and translated them into their Canadian dollar equivalents at exchange rates prevailing at the transaction dates.  Carrying values of monetary assets reflect the exchange rates at the balance sheet date.  Gains and losses on translation or settlement are included in the determination of net income for the current period.

The disclosures included below are incremental to those included with the annual financial statements. The interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2005.

Prior to December 31, 2005, the Company did not prepare financial statements on a quarterly basis. Accordingly, comparative statements have not been presented.

2.              Petroleum and Natural Gas Properties

Cost at acquisition	$555,344
Add: asset retirement obligation	2,735
Less: accumulated depletion and depreciation	(17,655)
Balance December 31, 2005	540,424
Additions	10,124,091
Less: depletion and depreciation	(54,352)
Balance June 30, 2006	10,610,163

At June 30, 2006 the Company has excluded $10,053,250 of oil and gas properties relating to unproved properties from costs subject to depletion, which relate to its interests in Trinidad and Tobago.

3.              Share capital

a) Authorized

Unlimited number of voting common shares

Unlimited number of First Preferred shares and Second Preferred shares

b) Issued share capital:

	Number	Amount
Common shares
Balance at December 31, 2005	22,599,564	$2,019,750
Private Placement (net of value attributed to attached warrants)	8,644,444	16,143,319
Issue costs	—	(1,458,611)
Balance at June 30, 2006	31,244,008	$16,704,458

At June 30, 2006, a total of 10,725,000 common shares were held in escrow (December 31, 2005: 15,100,000).

3.              Share capital (continued)

c) Purchase Warrants issued:

In the six months ended June 30, 2006, the Company issued 8,644,444 units for gross proceeds of approximately $19.5 million, relating to a best efforts unit offering.  Each $2.25 unit consisted of one common share and one-half share purchase warrant.  Each whole warrant entitles the holder to purchase a common share until December 31, 2006 at a price of $2.75 per common share.  The weighted average fair value per each warrant was estimated to be $0.77.

	Number	Amount
Warrants
Balance at December 31, 2005	1,500,000	$104,063
Issued Warrants in private placement	4,322,222	3,306,680
Stock based compensation - expense		7,438
Balance at June 30, 2006	5,822,222	$3,418,181

The fair value of the warrants issued was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

Risk free interest rate (%)	3.5%
Expected volatility (%)	50%
Expected life (years)	0.84
Expected dividends	—

d) Stock options

The Company has adopted an incentive stock option plan whereby the Company may grant options to its directors, officers, employees, and consultants.  The stock option plan was amended by the shareholders of the Company at the May 30, 2006 AGM where the total options issuable in the plan is the greater of 6 million options or 10% of the issued and outstanding shares.  These options are exercisable for a period of five years from the date of grant, are priced at the fair value of the shares at the time of the grant, and are included in compensation expense over the vesting period with an offsetting credit to contributed surplus.

	Number of Options	Weighted Average Exercise price	Expiry (years)
Balance, December 31, 2005	1,800,000	$0.13	4.2
Granted	1,920,000	2.25	4.8
Balance, June 30, 2006	3,720,000	$1.22	4.3

In respect to the 3,720,000 shares options outstanding, 287,500 were exercisable at June 30, 2006 (December 31, 2005: Nil).

4.              Contributed Surplus

Changes in contributed surplus are as follows:

Balance at December 31, 2005	$19,939
Stock Based Compensation - expense	724,138
Options exercised	—
Balance at June 30, 2006	$744,077

5.              Loss per share

The basic weighted average number of shares for the six months ended June 30, 2006, is 28,440,301, for the three months ended June 30, 2006, 31,244,008 (year ended December 31, 2005: 15,535,509).  Diluted loss per common share has not been disclosed as the effect of common shares issuable upon the exercise of share options and warrants is anti-dilutive.

6.              Stock-based compensation

During the period from January 1, 2006 to June 30, 2006, options on 1,920,000 common shares with an exercise price of $2.25 per share were granted to directors, officers, employees, and consultants.  The options remaining at June 30, 2006 vest over a period of two to three years, and expire five years from the issue date.  The weighted average fair value of the options issued was determined to be $1.75 per option.  During the six month period ended June 30, 2006, stock based compensation expense of $724,138 was recognized with an offsetting credit to contributed surplus.

The fair value of the options issued was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

Risk free interest rate (%)	3.5%
Expected volatility (%)	50%
Expected life (years)	5
Expected dividends	—

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options and warrants.

7.              Related party transactions

The Company has entered into agreements with Canadian Superior Energy Inc. (“Canadian Superior”), which is a related party, as the Chairman and Director of the Company is also the Chairman, President, and a Director of Canadian Superior.  As a result of the foregoing, related party transactions have occurred between the Company and Canadian Superior and may also occur in the future.   In the six months ended June 30, 2006, $10.1 million was paid by the Company to Canadian Superior in respect to the Block 5(c) Participation Agreement. In addition, the Company has paid $22,688 for aircraft rentals and administrative support services at commercial terms to a company controlled by a director of the Company.

8.              Commitments and contingencies

In respect to the Block 5(c) Participation Agreement described in our December 31, 2005 audited financial statements, the Company is also obligated to pay its 1/3 of Canadian Superior’s costs incurred to that date as set-out in the production sharing contract. With its April 1, 2005 payment of $2.9 million, the Company is committed to participate in three wells in Block 5(c) with Canadian Superior.  The total estimate for the Company’s share of the first well is between $14.5 and $18.3 million (estimate spud date is fourth quarter of 2006) and as of June 30, 2006 the Company has funded $10.1 million of this obligation.  The obligations to Canadian Superior are due in US dollars (the Company holds the majority of its cash in US funds) and therefore, the Company’s projected funding obligation is subject to the actual cost incurred by Canadian Superior and fluctuation in exchange rate.

The Company, as a result of the reverse takeover and merger with Global Express Energy (“Global”) as described in Note 1 of the December 31, 2005 audited financial statements, Global was named as defendant in a lawsuit by National Income Protection Plan Inc. (formerly Assure Health Management), seeking to recover damages allegedly sustained by them as a result of breach of an implied term in the contract between the parties.  Accordingly through the reverse take-over and a merger with Global, the Company is a party to the litigation.  The Company has been indemnified by a third party for any costs or damages that may result from this claim. In the opinion of the Company and indemnifying third party, the action is without merit.  The plaintiff is seeking costs and damages in the amount of approximately $700,000 and the Company and the indemnifying party are aggressively dealing with this matter.

No amount has been accrued for this claim in the financial statements.

9.              Subsequent events

Subsequent to June 30, 2006, the Company issued 1,350,000 stock options (350,000 at $2.10 per option and 1,000,000 at $2.25 per option), to directors, consultants, and an officer of the Company.